

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2022

Joseph C. Visconti
Chief Executive Officer
Forza X1, Inc.
3101 S. US-1
Ft. Pierce, FL 34982

> **Re: Forza X1, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed July 29, 2022**
> **File No. 333-261884**

Dear Mr. Visconti:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2022, letter.

Amendment No. 6 to Form S-1

General

1.   We note your revisions in response to prior comments one and four. Please further revise your prospectus to address the following:

- We note that you deleted information from page 64 related to your future factory. Please revise to disclose key information, such as expected square footage, production capacity (initial and full) and estimated cost, or to explain why such information is not available. In this regard, we note the facility-related information included in your free writing prospectus filed on July 29, 2022.

- We note your free writing prospectus provides performance characteristics on page 14. Please revise your prospectus to include this information or advise.

- Reconcile the apparently inconsistent disclosure regarding plans to lease facilities: "We are currently looking at various locations to rent a facility until our own facility is finished" (page 48) and "Before the completion of new factory construction, all fabrication for our Forza X1 boats will be performed onsite at Twin Vee's facility or, if needed, nearby manufacturing space will be leased" (page 64).

- We note disclosure on page 48 that refers to the increase in Twin Vee's production "to four gas-powered boats per week, which we anticipate will increase to five gas-powered boats per week by May 2022." Please update to reflect current production as of the date of your prospectus. Additionally, confirm the accuracy of your estimate of Twin Vee's additional capacity, disclosed as 100 units on page 64, based on this updated information.

- We note new disclosure on page 68 that you expect to commence production by the second quarter of 2023. Please revise the references to "Q3-Q4 2023" (page 4) and "Q2-Q4 2023" (page 52) for consistency.

- Revise the risk factor captioned, "We may not be able to commence production of our electric boats as planned," to additionally disclose, if true, that if Twin Vee does not provide manufacturing capacity, then you will not be able to produce boats unless or until you lease or purchase facilities and equip them as necessary for production purposes.

- Revise the risk factor captioned, "We may not receive the anticipated grant funding," to more fully describe the risk that agreement to purchase the site might not be reached on acceptable terms, and the potential consequences if you are not able to locate and purchase an appropriate site for your planned factory.

You may contact Charles Eastman at 202-551-3794 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Patrick Egan